[ENB Letterhead]

November 8, 2016

VIA EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief, Office of Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enbridge Inc.
Amendment No. 1 to Registration Statement on Form F-4
Filed October 25, 2016
File No. 333-213764

Dear Ms. Nguyen:

On behalf of Enbridge Inc. (the “Company” or “Enbridge”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to Registration Statement on Form F-4 filed with the Commission on October 25, 2016 (the “Amendment No. 1”) contained in your letter dated November 4, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to Amendment No. 1 (“Amendment No. 2”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Background of the Merger, page 40

1.	We note your response to our prior comment 1 and the revised disclosure. Please provide additional details and disclose the material alternatives that the board considered and why the board determined not to pursue these alternatives.

In response to the Staff’s comment, the Company has revised the disclosure on page 40.

Enbridge’s Reasons for the Merger, page 50

2.	We note your response to our prior comment 5 and the revision to your disclosure. Please clarify why you considered these precedent transactions and the reasons that led you to conclude that your consideration was “appropriate and reasonable, and consistent with market precedents.”

The Company considered the disclosed precedent transactions based on criteria including transaction nature and size, date of signing, the target’s commercial and operating risk profile and competitive position. That being said, the Company has decided to delete this reason from the disclosure as the Company believes the revised list discloses the material factors considered by the Enbridge board in making its determination to approve the merger.

Opinion of Citigroup Global Markets, page 66

Selected Public Companies Analyses, page 70

3.	We note your response to our prior comment 7. Please explain why certain companies were included among the comparable companies analyses but excluded from the calculation of the median multiples for calendar years 2016, 2017, and 2018 for the “Spectra Energy selected midstream companies,” the “Spectra Energy selected diversified midstream companies,” and the “Enbridge selected midstream companies.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 71, 75 and 76.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 141

Notes to the Pro Forma Condensed Consolidated Financial Statements, page 145

Note 3. Pro Forma Assumptions and Adjustments, page 146

4.	Disclosure indicates that the estimated merger consideration is calculated using your share price as of September 19, 2016. In your next filing, please ensure use of the most recent stock price at the time of filing for determining the value of stock to be issued in the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 142, 146 and 147.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. Please direct any comments or questions regarding this letter to Joseph Frumkin at (212) 558 4101 or by email at frumkinj@sullcrom.com or George Sampas at (212) 558 4945 or by email at sampasg@sullcrom.com.

Sincerely,

/s/ Tyler Robinson

Tyler Robinson

Vice President & Corporate Secretary

Enbridge Inc.

cc:	Wei Lu, Staff Accountant
Jason Langford, Staff Attorney
(Securities and Exchange Commission)

Joseph Frumkin
George Sampas
(Sullivan & Cromwell)

Daniel A. Neff
David A. Katz
Gregory E. Ostling
(Wachtell, Lipton, Rosen & Katz)

2